SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

___________________

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 4)

             TIM HELLAS TELECOMMUNICATIONS S.A.

(Name of the Issuer)

TIM Hellas Telecommunications S.A.; Troy GAC Telecommunications, S.A.;

Apax Partners Europe Managers Limited; Apax Europe VI GP Co. Limited;

    TPG Advisors IV, Inc.; T3 Advisors II, Inc.; and Socrates Kominakis.

(Name of the Person(s) Filing Statement)

                   Ordinary Shares, Nominal Value €1.53 Per Share

                  American Depositary Receipts, each representing one Ordinary Share

(Title of Class of Securities)

                                            859823106

(CUSIP Number of Class of Securities)

TIM Hellas Telecommunications S.A.

Attention: Michael Karakostas

66, Kifissias Avenue

15125 Maroussi

Athens, Greece

+30 210 615 8000

David Spuria, Esq. Texas Pacific Group 301 Commercial Street Suite 3300 Fort Worth, TX 76102 (817) 871-4000	Denise Fallaize Apax Europe VI GP Co. Limited 13-15 Victoria Road St. Peter Port Guernsey, C.I. GY1 3ZD +44 (0) 1481 735 820
Copies to:
William A. Groll Cleary Gottlieb Steen & Hamilton LLP City Place House 55 Basinghall Street London EC2V 5EH England +44 (0) 207 614 2200	Robert Friedman, Esq. Dechert LLP 30 Rockefeller Plaza New York, NY 10112 (212) 698-3500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule
13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of filing fee**
$325,214,470.98	$38,277.74

*Calculated solely for purposes of determining the filing fee. The transaction value was determined by multiplying 16,045,599 ordinary shares, nominal value €1.53 per share, of TIM Hellas Telecommunications S.A., which represents all shares outstanding on the date hereof and not owned by Troy GAC, by €16.42475 per share, converted to U.S. dollars using an exchange rate of $1.234 for one Euro (as published in the Financial Times on September 1, 2005).

**The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction value by 0.0001177.

☒ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $38,277.74	Filing Party: TIM Hellas Telecommunications S.A.
Form or registration no.: Schedule 13E-3	Date filed: September 2, 2005

Introduction

This Amendment No. 4 (the “Amendment”) to the transaction statement on Schedule 13E–3 amends and supplements the original Schedule 13E-3 filed on September 2, 2005, as previously amended (as amended, the “Schedule 13E-3”), by TIM Hellas Telecommunications S.A., a company organized under the laws of Greece (the “Company”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described in the Schedule 13E-3; Troy GAC Telecommunications, S.A., a company organized under the laws of Greece; Apax Partners Europe Managers Limited, a company organized under the laws of England, and Apax Europe VI GP Co. Limited, a company organized under the laws of Guernsey; TPG Advisors IV, Inc., a Delaware corporation, and T3 Advisors II, Inc., a Delaware corporation; and Socrates Kominakis, the managing director and a director of TIM Hellas (collectively, the “Filing Persons”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13E-3, including the definitive transaction statement attached as an exhibit to Amendment No. 1 to the Schedule 13E-3 (the “Transaction Statement”).

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The sixth paragraph following the heading “Background and Description of the Transaction” in the section entitled “Special Factors Relating to the Going Private Transaction” of the Transaction Statement, as previously amended, is further amended by deleting the paragraph and replacing it in its entirety with the following:

“In November 2004, Mr. Nikos Stathopoulos, acting as a representative of the Apax Entities, contacted Mr. Salvatore Levis, a representative of Info-Quest S.A. (“Info-Quest”), regarding the possible acquisition of the telecommunications business of Info-Quest, which operates under the trade name “Q-Telecom.” For more information about Q-Telecom, see “—Plans and Proposals for TIM Hellas.” Mr. Levis indicated that Info-Quest would be interested in discussing a possible transaction, and agreed to meet with the representatives of the Apax Entities. On November 17, 2004, Apax Partners Worldwide LLP, an affiliate of the Apax Entities, entered into a confidentiality agreement with Canesto Investments N.V, a representative of Info-Quest, under which Apax Partners Worldwide LLP and its affiliates were provided confidential information in order to evaluate a possible transaction involving Q-Telecom. From November 2004 through May 2005, representatives of the Apax Entities and representatives of Info-Quest met several times to discuss a possible transaction. Though no terms of a specific transaction were discussed at any of these meetings, representatives of the Apax Entities and representatives of Info-Quest determined to continue discussions regarding a possible transaction.

In May 2005, the Apax Entities and the TPG Entities, which had recently engaged in joint due diligence on the Greek telecommunications market in connection with the acquisition by Troy GAC of its 80.87% stake in TIM Hellas, determined to leverage their combined work and resources to jointly pursue the potential acquisition of Q-Telecom.

In May 2005, Mr. Giancarlo Aliberti, acting as a representative of the Apax Entities, and Mr. Philippe Costeletos, acting as a representative of the TPG Entities, contacted Mr. Levis, the representative of Info-Quest, regarding a possible joint acquisition of Q-Telecom. Messrs. Aliberti and Costeletos indicated that any such transaction would involve the acquisition of Q-Telecom for cash by Troy GAC or an affiliate. On May 31, 2005, the Apax Entities and the TPG Entities submitted to Info-Quest a joint non-binding indication of interest in Q-Telecom that valued the business of Q-Telecom in a range from €200 to €250 million. This preliminary indication of interest was subject to customary terms and conditions, including with respect to diligence and other matters. Though the terms of a specific transaction were not determined at this time, Mr. Levis indicated that Info-Quest would be interested in discussing further a possible transaction with the Apax Entities and the TPG Entities.

On June 27, 2005, TPG Partners IV, L.P., an affiliate of the TPG Entities, entered into a confidentiality agreement with Canesto Investments N.V. on the same terms as the confidentiality agreement applicable to Apax Partners Worldwide LLP and its affiliates. On July 31, 2005, in connection with their due diligence review of Q-Telecom, Texas Pacific Group Europe LLP, an affiliate of the TPG Entities, and Apax Partners Worldwide LLP entered into a supplemental confidentiality agreement with Canesto Investments N.V. under which certain employees of the technical department of TIM Hellas would be granted access to certain market sensitive technical information regarding Q-Telecom.

During late June and early July 2005, the Apax Entities, the TPG Entities and their representatives performed financial and legal due diligence in respect of Q-Telecom and met several times with Mr. Theodore Fessas, Mr. Markos Bitsakos, Mr. Aristedes Fronistas, Mr. Levis and other representatives of Info-Quest regarding a possible transaction. The terms of a possible transaction were discussed at these meetings. On July 11, 2005, the Apax Entities and the TPG Entities submitted to Info-Quest a joint non-binding proposal to acquire Q-Telecom that valued the business of Q-Telecom at €250 million. This proposal was subject to customary terms and conditions, including the completion of confirmatory due diligence and agreement on a share purchase agreement and other documentation. In connection with the proposal, Info-Quest agreed to grant an exclusivity period to the Apax Entities and the TPG Entities during which Info-Quest agreed not to discuss a possible transaction involving Q-Telecom with other parties. This exclusivity period ended on August 5, 2005 and was subsequently extended to August 26, 2005.

Mr. Aliberti, acting as a representative of the Apax Entities, and Mr. Costeletos, acting as a representative of the TPG Entities, met several times with Messrs. Fessas and Levis and other representatives of Info-Quest during late July and August in an effort to agree on the terms and conditions of a possible transaction. Following negotiations among the parties and their representatives on a share purchase agreement, representatives of the Apax Entities and the TPG Entities indicated on August 19, 2005 that the terms of the possible transaction were not acceptable, and discussions between the principals ceased. Limited discussions between representatives of the Apax Entities and the TPG Entities, on the one hand, and representatives of Info-Quest, on the other, (but not any of the

4

principals) continued through August and early September, though the financial terms of a possible transaction were not discussed further. On September 5, 2005, Info-Quest informed the Apax Entities and the TPG Entities that discussions between the principals would not resume and that negotiations regarding a possible transaction among the parties were terminated.

On September 13, 2005, following unsuccessful efforts to engage representatives of Info-Quest in further discussions, the Apax Entities and the TPG Entities submitted a written offer for the cash acquisition of Q-Telecom. This offer, which was subject to final agreement on a definitive purchase agreement and related schedules and to Info-Quest granting a further period for exclusive discussions, proposed an acquisition at a price of €280 million.

On September 14, 2005, the Apax Entities and the TPG Entities learned that Info-Quest was engaged in exclusive negotiations with another possible buyer regarding a possible acquisition of Q-Telecom. Info-Quest did not indicate when the exclusivity period would end, or whether it expected to contact the Apax Entities and the TPG Entities regarding a possible transaction for Q-Telecom following the expiration of any exclusivity period.

On October 15, 2005, Mr. Costeletos, acting as a representative of the Apax Entities and the TPG Entities, and Mr. Socrates Kominakis met with Messrs. Fessas, Bitsakos and Levis regarding the possibility of resuming discussions on a possible transaction. Mr. Fessas informed Mr. Costeletos that the exclusivity period during which Info-Quest was discussing a transaction with the other possible buyer had ended. On October 16, 2005, the Apax Entities and the TPG Entities presented an offer pursuant to which an affiliate of Troy GAC (other than TIM Hellas) would purchase the business of Q-Telecom for €325 million in cash and the assumption of approximately €25 million in existing indebtedness. The offer was subject to, among other things, agreement on a definitive share purchase agreement and approval from the relevant regulatory and competition authorities. Mr. Fessas indicated that, subject to approval of its board of directors, Info-Quest would be interested in the proposal, and the parties entered into an agreement under which they would discuss a transaction exclusively among themselves and their representatives and work toward finalizing a share purchase agreement as soon as practicable. The board of directors of Info-Quest approved the offer on October 17, 2005, subject to finalization of a definitive share purchase agreement, and Info-Quest issued a press release announcing the transaction. The Apax Entities and the TPG Entities also issued a press release announcing the transaction on the same day, a copy of which is attached as Exhibit (a)(4) to this Amendment and which is incorporated herein by this reference in its entirety.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

The second paragraph following the heading “Plans and Proposals for TIM Hellas” in the section entitled “Special Factors Relating to the Going Private Transaction” of the Transaction

5

Statement, as previously amended, is further amended by deleting the first five sentences of the paragraph and replacing them in their entirety with the following:

“Troy GAC and TIM Hellas currently expect that, following the merger, the business and operations of TIM Hellas will be conducted substantially as they are currently being conducted. As noted above, the Apax Entities and the TPG Entities are currently in discussions with representatives of Info-Quest regarding the acquisition of Q-Telecom by Troy GAC or an affiliate (other than TIM Hellas) that have resulted in an agreement to proceed with a transaction, subject to finalization of a definitive acquisition agreement. If an agreement regarding a transaction were to be finalized, and if that acquisition would thereafter be completed, the Apax Entities and the TPG Entities expect to consider all options available at that time in respect of the potential combination of the business of Troy GAC, as successor to TIM Hellas, and the business of Q-Telecom, including the possibility of consolidation of the two entities through a merger or other mechanism. It is currently anticipated that, if an acquisition of Q-Telecom is completed, the business of Troy GAC, as successor to TIM Hellas, and the business of Q-Telecom would remain as separate legal entities, but that the entities would work together as appropriate through intercompany or other arrangements. While it is currently expected that a definitive agreement regarding a transaction among the Apax Entities, the TPG Entities and Info-Quest is likely to be reached in the near future, there can be no assurance that a definitive agreement for such an acquisition ultimately will be reached, or that the transaction ultimately will be consummated.”

Item 16.	Exhibits.

(a)(4)	Press release issued by Apax Partners and Texas Pacific Group on October 17, 2005.

6

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2005

TIM HELLAS TELECOMMUNICATIONS S.A.

By: /s/ Socrates Kominakis
Name: Socrates Kominakis
Title: Managing Director

7

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2005

TROY GAC TELECOMMUNICATIONS, S.A.

By: /s/ Philippe Costeletos
Name: Philippe Costeletos
Title: Chairman

By: /s/ Giancarlo Aliberti
Name: Giancarlo Aliberti
Title: Vice-Chairman

8

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2005

APAX PARTNERS EUROPE MANAGERS LIMITED

By: /s/ Peter Englander
Name: Peter Englander
Title: Director

By: /s/ Ian Jones
Name: Ian Jones
Title: Director

9

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2005

APAX EUROPE VI GP CO. LIMITED

By: /s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

10

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2005

TPG ADVISORS IV, INC.

By: /s/ David A. Spuria
Name: David A. Spuria
Title: Vice President

T3 ADVISORS II, INC.

By: /s/ David A. Spuria
Name: David A. Spuria
Title: Vice President

11

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2005

SOCRATES KOMINAKIS

By: /s/ Socrates Kominakis

12

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Preliminary Transaction Statement required by Rule 13e-3(e) under the Securities Exchange Act of 1934, as amended.*
(a)(2)	Transaction Statement required by Rule 13e-3(e) under the Securities Exchange Act of 1934, as amended.**
(a)(3)	Press Release issued by TIM Hellas on October 4, 2005.***
(a)(4)	Press Release issued by Apax Partners and Texas Pacific Group on October 17, 2005.
(b)(1)

Senior Secured Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy IV S.àr.l., Troy GAC Luxembourg, the Company and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(b)(2)

Senior Subscription Agreement, dated as of April 3, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy GAC and J.P. Morgan Europe Limited, as agent (the “Subscription Agreement”) (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(b)(3)

Subscription Letter Agreement, dated as of June 15, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy GAC and J.P. Morgan Europe Limited, as agent, amending the Subscription Agreement (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(b)(4)

Senior Unsecured Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy GAC Luxembourg III, Troy II, Troy IV S.àr.l., Troy GAC and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(b)(5)

PIK Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy PIK, Troy I S.àr.l. and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

13

(c)(1)	Fairness Opinion of Morgan Stanley & Co. Limited, dated as of August 24, 2005.*
(c)(2)	Presentation of Morgan Stanley & Co. Limited to the board of directors of TIM Hellas Telecommunications, S.A., dated as of August 24, 2005.*
(c)(3)	Merger Report under Greek law of the board of directors of TIM Hellas Telecommunications, S.A., dated as of August 24, 2005. (Translation from the Greek text original)*
(c)(4)	Merger Report under Greek law of the board of directors of Troy GAC Telecommunications, S.A., dated as of August 24, 2005. (Translation from the Greek text original)*
(d)(1)	Draft Merger Agreement, dated July 21, 2005, between TIM Hellas Telecommunications S.A. and Troy GAC Telecommunications S.A. (Translation from the Greek text original)*
(d)(2)	Transformation Balance Sheet under Greek law of TIM Hellas Telecommunications, S.A., as of June 15, 2005. (Translation from the Greek text original)*
(d)(3)	Report of Ernst & Young Hellas under Greek law 2166/1993 in respect of TIM Hellas Telecommunications, S.A., dated July 20, 2005. (Translation from the Greek text original)*
(f)	Not applicable.
(g)	Not applicable.

____________

*	Previously filed with the Schedule 13E-3 on September 2, 2005.
**	Previously filed with Amendment No. 1 to the Schedule 13E-3 on September 12, 2005.
***	Previously filed with Amendment No. 3 to the Schedule 13E-3 on October 5, 2005.

14